Exhibit I

                     [BANQUE NATIONALE DE PARIS LETTERHEAD]


                                        July 19, 1999


Merrill Lynch, Pierce,
Fenner & Smith Incorporated
Special Equity Transaction
World Financial Center
North Tower - 5th Floor
New York, New York 10281-1305

Ladies and Gentlemen:

This is to confirm that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is appointed as the exclusive agent of Banque Nationale de Paris ("BNP") to purchase for BNP's account an amount of shares of common stock of BancWest Corporation, which trades on the NYSE under the symbol BWE (the "Stock"), as BNP may direct MLPF&S, which amount may not exceed the amount which BNP advises MLPF&S that BNP is permitted to own under that certain Standstill and Governance Agreement between First Hawaiian, Inc. and Banque Nationale de Paris, dated as of November 1, 1998 (the "purchase program").

BNP has taken corporate action to authorize the purchase program, as evidenced by the Certification of Authority for Corporations that has previously been furnished to you and the BNP Officer's Certificate that was enclosed therewith.

BNP will inform you periodically of the number of shares of Stock you are to purchase for BNP's account over a designated period of time and the price or prices BNP is willing to pay for such stock. You are to effect such purchases in conformity with the conditions specified in paragraphs (b)(2), (b)(3) and (b)(4) of Rule 10b-18 under the Securities Exchange Act of 1934. You agree to provide BNP (i) at its request from time to time, with information that evidences the conformity of such purchases with such conditions, and (ii) with daily reports at the end of any trading day on which any Stock is purchased, showing details of the day's purchases and the aggregate amount purchased under the purchase program through and including such day.

Your compensation for acting as exclusive agent for BNP's purchase program will be the receipt of a commission at the rate upon which we have previously agreed for each share of Stock purchased. BNP will pay for the purchased Stock on the normal settlement date by a wire transfer of Federal funds.

BNP reserves the right (1) to terminate this appointment at any time prior to the completion of BNP's purchase program, and (2) to instruct you to suspend purchases at any time, without prejudice in either case to the settlement of purchases effected prior to your receipt of notice of such termination or suspension. Each of BNP and MLPF&S agrees that the other may require that purchases not be made at any time when, for legal or regulatory reasons, it would be inappropriate for MLPF&S or BNP, as the case may be, to effect such purchases.

This agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts of laws principles thereof.

If the foregoing is in accordance with our understanding, please sign and return the enclosed copy of this letter.

Very truly yours,

BANQUE NATIONALE DE PARIS


By:  /s/ Vivien Levy-Garboua
     ------------------------------
     Vivien Levy-Garboua
     Group Executive Vice President


Confirmed and agreed:

MERRILL LYNCH, PIERCE,
FENNER & SMITH INCORPORATED


By:       /s/ Matthew J. Sodl
     ------------------------------
     Name:    Matthew J. Sodl
     Title:   Vice President